UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

MAC FILMWORKS, INC.
(Exact Name of Registrant as Specified in its Charter)

000-52363
(Commission File Number)

DEAWARE	74-2820999
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

75 Franklin Street, 2nd Floor
New York, NY 10013
(Address of Principal Executive Offices)

(212) 465-3428
(Registrant's Telephone Number)

Information Statement
Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

September 26, 2008

       This Information Statement is being furnished on or about September 26, 2008 to all of the stockholders of record at the close of business on September 25, 2008 of the common stock, par value $0.003 per share, of Mac Filmworks, Inc. (the “Company”).

       This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

       NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

Mac Filmworks, Inc. (the “Company”, “we” or “us”), has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 17, 2008, with Sahara Media Acquisitions, Inc., a Delaware corporation, which is a wholly owned subsidiary of the Company (the “Acquirer”), and Sahara Media, Inc., a Delaware corporation (“Sahara”). Pursuant to the Merger Agreement, the Acquirer merged with and into Sahara, such that Sahara became a wholly-owned subsidiary of the Company (the “Merger”).

Sahara is a development-stage company located in New York. Sahara was incorporated under the laws of the State of Delaware on January 18, 2005 and plans to operate an online magazine and social network aimed at the 18-34 urban female demographic.

In connection with the Merger, on September 17, 2008, the Company entered into a series of identical subscription agreements with accredited investors, pursuant to which, concurrent with the closing of the Merger on September 17, 2008, the Company issued and sold units (the “Units”), with each Unit consisting of 100,000 shares of common stock and five-year warrants (the “Warrants’) to purchase 100,000 shares of common stock with an exercise price of $2.50 per share, for a purchase price of $125,000 per Unit (the “Private Placement”). Pursuant to the Private Placement, the Company issued and sold an aggregate 6,526,191 shares of common stock and 6,526,191 Warrants and received aggregate gross proceeds of $8,157,678.

In connection with the Merger and the Private Placement, Sahara entered into an indemnification agreement, dated September 17, 2008 (the “Indemnification Agreement”) with John Thomas Bridge & Opportunity Fund (“JTO”), pursuant to which JTO agreed to indemnify Sahara for any breaches of the representations and warranties made by the Company under the Merger Agreement, in an amount up to $400,000, for up to two years. Sahara paid JTO a fee of $400,000 upon the execution of the Indemnification Agreement.

In connection with the Merger and the Private Placement, the Company entered into a securities escrow agreement, dated September 17, 2008 (the “Securities Escrow Agreement”), with Sahara, the shareholders of Sahara named therein (the “Sahara Escrow Shareholders”), and Sichenzia Ross Friedman Ference LLP, as escrow agent. Pursuant to the Securities Escrow Agreement, the Sahara Escrow Shareholders agreed to place 5,000,000 Acquisition Shares (defined below) (the “Escrow Shares”) into an escrow account. The Escrow Shares will either be released to the Sahara Escrow Shareholders, or returned to the Company for cancellation, based upon the achievement of certain performance thresholds as set forth below:

(a) If the Company launches the online magazine Honeymag.com six months after the Closing Date (the “First Performance Threshold”), 20% of the Escrow Shares will be released to the Escrow Shareholders. If the First Performance Threshold is not met, 20% of the Escrow Shares will be returned to the Company for cancellation.

(b) If the Company launches the social network Thehivespot.com seven months after the Closing Date (the “Second Performance Threshold”), 20% of the Escrow Shares will be released to the Sahara Escrow Shareholders. If the Second Performance Threshold is not met, 20% of the Escrow Shares will be returned to the Company for cancellation.

(c) In the event that, from the period from the launch of the online magazine Honeymag.com, until nine months after the Closing Date, the average number of monthly viewed impressions of the Company’s online magazine Honeymag.com is at least 300,000 (the “Third Performance Threshold”), 20% of the Escrow Shares will be released to the Sahara Escrow Shareholders. If the Third Performance Threshold is not met, 20% of the Escrow Shares will be returned to the Company for cancellation.

(d) In the event that the Company’s social networking site Thehivespot.com has at least 200,000 registered users on September 30, 2009 (the “Fourth Performance Threshold”), 20% of the Escrow Shares will be released to Sahara Escrow Shareholders. If the Fourth Performance Threshold is not met, 20% of the Escrow Shares will be returned to the Company for cancellation.

(e) In the event that the Company either has revenue of at least $1,000,000 for the year ending December 31, 2009, or accounts receivable of at least $1,000,000 as of December 31, 2009, as disclosed in the Company’s audited financial statements included in the Company’s Form 10-K for the year ending December 31, 2009 filed with the Securities and Exchange Commission (“SEC”) (the “Fifth Performance Threshold”), 20% of the Escrow Shares will be released to the Sahara Escrow Shareholders. If the Fifth Performance Threshold is not met, 20% of the Escrow Shares will be returned to the Company for cancellation.

                  Please read this Information Statement carefully. It contains biographical and other information concerning our executive officers, directors and those nominees to be elected as directors in connection with the completion of the Merger. Additional information about the Merger is contained in our Current Report on Form 8-K, which was filed with the SEC on September 24, 2008. All of the Company's filings and exhibits may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material also may be obtained from the Commission at prescribed rates. The SEC also maintains a website that contains reports and other information regarding public companies that file reports with the SEC. Copies of the Company's filings may be obtained free of charge from the SEC's website at http://www.sec.gov.

CHANGE IN CONTROL

                  Pursuant to the Merger Agreement, the Company issued 18,150,000 shares of common stock (the “Acquisition Shares”) to the shareholders of Sahara (subject to the placement of 5,000,000 Acquisition Shares into escrow pursuant to the Escrow Agreement), representing approximately 61.7% of the Company’s issued and outstanding common stock following the closing of the Merger and Private Placement, and the outstanding shares of common stock of Sahara were transferred to the Company and cancelled.

                  In connection with the Merger, effective September 17, 2008, Dwayne Deslatte resigned as the sole officer of the Company and the following executive officers of Sahara were appointed executive officers of the Company:

Name	Title

Philmore Anderson IV	Chief Executive Officer
Timothy Kelly	President
Larry J. Stinson	Chief Financial Officer

In connection with the Merger, on or about 11 days after the filing of this Schedule 14f-1 with the SEC, Mr. Deslatte will resign as a director of the Company and the following directors of Sahara will be elected the directors of the Company: Philmore Anderson IV, Philmore Anderson III, and Tamera Reynolds. Philmore Anderson IV will also be appointed chairman of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

                  The following discussion sets forth information regarding our current executive officers and directors and those individuals who will be elected as directors following the resignation of Mr. Deslatte as director. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Sahara prior to the date the new directors take office.

                  Each member of our Board of Directors shall serve until his successor is elected and qualified, or until his earlier resignation, death or removal. Officers are appointed annually by the Board and each serves at the discretion of the Board.

Current Directors and Executive Officers:

                  Set forth below is certain information regarding the current directors and executive officers of the Company.

Name	Age	Position
Philmore Anderson IV	43	Chief Executive Officer
Timothy Kelly	42	President
Larry J. Stinson	61	Chief Financial Officer
Dwayne Deslatte	38	Director

Philmore Anderson IV

Philmore Anderson IV has been Chief Executive Officer of the Company since September 2008, and will be elected Chairman and Director of the Company on or about 11 days following the filing of this Schedule 14f-1 with the SEC. Philmore Anderson IV has been Chief Executive Officer, Chairman, and Secretary of Sahara since July 2005.

Mr. Anderson has over twenty years of marketing and media experience with both mass-market and urban brands.

From 2003 to 2004 Mr. Anderson was a partner at Gotham Entertainment, a music management company. Mr. Anderson’s consumer marketing experience includes work at Procter & Gamble, from 1986 to 1990, and at Cadbury Schweppes, from 1992 to 1997. At Procter & Gamble, Mr. Anderson was responsible for the development and execution of marketing and promotional campaigns for Pampers and Charmin. As a senior brand manager at Cadbury Schweppes, Mr. Anderson oversaw branding and marketing for the New Products Division and also had primary marketing responsibility for key consumer brands such as Mott’s Apple Juice and Cadbury Chocolates.

Mr. Anderson’s experience in branding and marketing also includes work at Atlantic Recording, from 1997 to 2000, where he served as a Senior Marketing Director and held primary marketing responsibility for top urban entertainers such as Brandy, Fat Joe, and Lil’ Kim.

While at Atlantic, Mr. Anderson also established the company’s first Urban College Marketing division and forged key strategic alliances with the NBA, NFL, HBO, New Line Cinema, and Turner Broadcasting.

Following his tenure at Atlantic, Mr. Anderson founded and served as general manager for The Nigel Project, a joint venture between Universal Music Group, Bertelsmann, AT&T, and Panasonic, which sought to develop and commercialize a proprietary downloadable music technology. Prior to founding Sahara, Mr. Anderson led marketing and album promotion for all of Columbia Records / Sony Music Entertainment’s top urban acts, including Destiny’s Child, Lauryn Hill, Nas, Maxwell, Jagged Edge, and Wyclef Jean. Mr. Anderson managed a budget of over $45 million. Under Mr. Anderson’s leadership, revenues for these acts increased to over $450 million.

Mr. Anderson holds a BA in economics from Lake Forest College.

Philmore Anderson IV is the son of Philmore Anderson III, a director of Sahara who will be elected director of the Company on or about 11 days following the filing of this Schedule 14f-1 with the SEC.

Timothy Kelly

Timothy Kelly has been President of the Company since September 2008. Mr. Kelly has been President of Sahara since July 2008.

Prior to joining Sahara, Mr. Kelly was the president of KLM, a real estate development firm focusing on residential development of homes in the $3 to $10 million dollar range, from its inception in 2002. Overall, Mr. Kelly has over 20 years experience in consulting and sales for large corporate accounts and high end real estate development.  Mr. Kelly’s professional experience in management and large account corporate relationship selling was spent primarily at IBM. In addition, Mr. Kelly was the Director of Business Development of Mainspring, a boutique strategy consulting firm focusing on e-business marketplace where he worked with Fortune 500 customers.  At Mainspring, Mr. Kelly sold strategy consulting engagements in the e-business market segment.  These engagements enabled brick and mortar companies to create strategic visions and face the challenges and opportunities in the online market. Mainspring was a startup that went public and was later acquired by IBM Consulting Group. Prior to joining Mainspring, Mr. Kelly worked at IBM in the in the Marketing and Sales Organization.  At IBM, his responsibility focused on the Telecommunication and Media industries. His job responsibilities ranged from brand management to marketing and sales positions.  As Brand Manager for IBM Software and Hardware in the Americans, Mr. Kelly oversaw quotas in the hundreds of millions of dollars for telecommunications accounts. During his time at Verizon, Mr. Kelly was responsible for obtaining sole source hardware and services contracts.

Mr. Kelly is a graduate of the Duke Fuqua School of Business.

Larry J. Stinson

Larry J. Stinson has been Chief Financial Officer of the Company since September 2008. Mr. Stinson has been chief financial officer of Sahara since July 2008.

Since January 2003, Mr. Stinson has operated a private financial consultancy helping entrepreneurs to write business plans and source funding for acquisitions; high low and tech start-ups; movie promoters; exercise centers; and others. Mr. Stinson has also worked as a consultant to the Small Business Administration to provide technical assistance to qualify minority owned businesses for Section 8-A Certification to become suppliers of goods and services to the Federal Government. This Certification also qualifies minority vendors to join the Federal Mentor/Protégé program and thereby qualifies them to become suppliers to Fortune 1000 companies. Mentor/Protégé membership frequently comes with credit enhancements to enable minority business enterprises to raise low priced debt, both short and long-term.

Mr. Stinson is a graduate of the Wharton School of the University of Pennsylvania.

Dwayne Deslatte

Dwayne Deslatte will resign as a director of the Company effective on or about 11 days following the filing of this Schedule 14f-1 with the SEC.

Mr. Deslatte served as the Company’s sole executive officer and director from October 2007 until the closing of the Merger in September 2008.  Mr. Deslatte has worked as a private consultant in business development and project management with private and public companies since 2003. From 2004 through 2006, he served as Vice President of Business Research and Analysis of SH Celera Capital Corporation. While at SH Celera, he was involved in due diligence and consulting for client companies. In 2004, Mr. Deslatte served on the Board of Directors of Sportan United Industries, which was renamed PharmaFrontiers after a merger with a company of the same name. Mr. Deslatte continued as a Director of PharmaFrontiers through its merger with Opexa Pharmaceuticals, now Opexa Therapeutics (OPXA: NASDAQ). Mr. Deslatte is also a Registered Nurse who serves on the staff at St. Joseph’s Hospital in Phoenix, Arizona since 2007. Mr. Deslatte served as a Registered Nurse in general surgery with Texas Children's Hospital from 2001 to 2005. From January 2000 until April 2001, Mr. Deslatte worked in orthopedic nursing at St. Joseph's Hospital. Mr. Deslatte received a B.S. in Nursing, cum laude, from Texas Woman's University, a B.A. in History from Texas A&M University, and an MBA from Texas Woman’s University. While at Texas A&M University, Mr. Deslatte served in the Corps of Cadets for four years. Mr. Deslatte is a member of Sigma Theta Tau Honor Society.

Directors following Mr. Deslatte’s Resignation as Director:

                  Set forth below is certain information regarding the persons who will become directors of the Company following Mr. Deslatte’s resignation as director:

Name	Age
Philmore Anderson IV	43
Philmore Anderson III	65
Tamera Reynolds	40

Philmore Anderson IV

See “Current Executive Officers and Directors of the Company” above for background of Philmore Anderson IV.

Philmore Anderson III

Philmore Anderson III is a director of Sahara and will be elected a director of the Company effective on or about 11 days following the filing of this Schedule 14f-1 with the SEC. Mr. Anderson has been a director of Sahara since July 2005.

Mr. Anderson has been a managing partner of BPA Associates, LLC (“BPA”), since its inception in 2005. Mr. Anderson has over 40 years of minority-owned and small business development, public procurement, administrative, financial and accounting management experience. BPA consults minority-owned and small firms who have or are interested in securing federal and state supplier contracts with accounting, purchasing, certification strategies and the execution of responses to solicitations for bids and/or requests for proposals. Prior to joining BPA, Mr. Anderson served for 13 years as the State Purchasing Agent for the Commonwealth of Massachusetts, directing an agency (the Operational Services Division) that was responsible for overseeing the procurement of $3 billion annually of goods and services for the executive branch of the Massachusetts state government. His primary responsibility was to ensure that the procurement was handled in an efficient, legal and cooperative manner for all state departments. Prior to his appointment by Governor Bill Weld in 1991, Mr. Anderson worked for 16 years for the Kendall Healthcare Company in various senior administrative and financial management positions. Mr. Anderson also worked for PricewaterhouseCooper & Co. (“PwC”) in Boston, from 1971 to 1975, as a senior accountant responsible for the administration and supervision of professional accounting and auditing services to a variety of clients. Prior to joining PwC, Mr. Anderson worked for over five years for the Federal Reserve Bank in Philadelphia in various positions.

Mr. Anderson holds a BS in accounting from Central State University in Wilberforce, Ohio, and attended the Harvard Business School.

Philmore Anderson III is the father of Philmore Anderson IV, the chief executive officer of the Company.

Tamera Reynolds

Tamara Reynolds is a director of Sahara and will be elected a director of the Company effective on or about 11 days following the filing of this Schedule 14f-1 with the SEC. Mrs. Reynolds has been a director of Sahara since our inception in January 2005. Mrs. Reynolds also served as our chief operating officer from 2005 to 2007.

Since 2007, Mrs. Reynolds has been director of development and operations of Glam Media’s new African American women’s channel within glam.com. Mrs. Reynolds is responsible for all aspects of development and the ongoing operations of the channel, including design, content, network expansion, staffing, business development and strategic partnerships.

Mrs. Reynolds founded TMR Entertainment, LLC (“TMR”) in 2003, a consulting firm that provides general business and management services to individuals and businesses primarily in the entertainment and related industries. TMR’s engagements have included artists, music producers and music production companies, event production and talent management companies, and private investors.

Mrs. Reynolds received her Bachelors Degree from Pennsylvania State University and her JD from the University of Colorado Law School.

Board of Directors Meetings

                  During the fiscal year ended December 31, 2007, our Board of Directors did not hold any meetings but acted by written consent three times.

Board of Directors Committees

                  Currently, our Board does not have any standing audit, nominating or compensation committees, or committees performing similar functions. Our sole Director performs the duties of an audit committee. Our Board does not have a nominating committee as, prior to the Merger, we had no operating business. The functions customarily performed by a nominating committee have been performed by our sole Director.

Communications with Directors

Shareholders may communicate with our Directors by directing the communication in care of Philmore Anderson IV, at the address set forth on the front page of this Information Statement.  You will receive a written acknowledgement from Mr. Anderson upon receipt of your communication.

Director Independence

Our sole director, Dwayne Deslatte, is not an independent director as defined under the Nasdaq Marketplace Rules.

Legal Proceedings Involving Directors and Executive Officers

                  No current director, officer, nominee for director or officer, affiliate or promoter has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, nor has any such person been the subject of any order, judgment, or decree involving the violation of any state or federal securities or commodities laws. The Company is not aware of any legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has an interest adverse to the Company or any of its subsidiaries.

EXECUTIVE COMPENSATION

The following table contains compensation data for our executive officers for the fiscal years ended December 31, 2007 and 2006.

Name & Principal Position	Year	Salary and Consulting Payments ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Jim McCullough	2007	99,682	--	--	--	--	--	--	$99,682
President (1)	2006	84,000	--	--	--	--	--	--	$84,000

Dwayne Deslatte President (2)	2007	--	--	2,000	--	--	--	--	$2,000

(1) Mr. McCullough served as the Company’s president until October 2007.

(2) Mr. Deslatte replaced Mr. McCullough as the Company’s president in October 2007.

OUTSTANDING EQUITY AWARDS AT YEAR-END

The Company did not have any outstanding equity awards outstanding as of December 31, 2007.

DIRECTOR COMPENSATION

No director of the Company received any compensation for services as director for the year ended December 31, 2007.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In September 2007, the Company issued 128,205 shares of common stock to John Thomas Bridge & Opportunity Fund, which was the Company’s majority stockholder, for $100,000.

In October 2007, the Company completed an asset sale transaction whereby it issued 276,673 shares of the Company’s common stock and transferred substantially all of the Company’s assets net of accounts payable to Jim McCullough, its then chief executive officer, in exchange for McCullough forgiving $405,673 in debt owed by the Company to Mr. McCullough and his affiliates.

Several shareholders have loaned the Company money to fund ongoing operations and paid expenses on behalf of the Company. From time to time, the Company has repaid these shareholders back by paying expenses on their behalf.  In 2007 and 2006, expenses of $116,241 and $1,881 were paid for the Company, respectively.   During the same periods, the Company paid $0 and $1,135 on behalf of these related parties.  Until September 2007, the loan amounts were due on demand and unsecured.  Interest was being imputed at a rate of 7% through September 2007.  In October 2007, all loans were forgiven by the shareholders in connection with the asset sale transaction.

In October 2007, Jim McCullough forgave $444,609 of accrued salary owed to him by the Company.

In October 2007, Jim McCullough forgave a $10,000 debt owed to him by the Company.

The share amounts above have been adjusted to reflect a 30-to-1 reverse stock split effected in September 2008.

PRINCIPAL HOLDERS OF VOTING SECURITIES OF THE COMPANY

                  As of September 25, 2008, we had 29,394,191 shares of common stock issued and outstanding, which is the only class of voting securities that would be entitled to vote for directors at a stockholders' meeting if one were to be held. Each share of common stock is entitled to one vote.

Security Ownership of Certain Beneficial Owners and Management of the Company:

                  The following table sets forth the beneficial ownership of our company’s capital stock as of September 25, 2008, as to

• Each person known to beneficially own more than 5% of the Company’s common stock
• Each of our directors
• Each executive officer
• All directors and officers as a group

 Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Amount Beneficially Owned (2)		Percentage of Class(2)	Title of Class
Philmore Anderson IV	13,863,390	(3)	47.2%	Common
Timothy Kelly	0		--	Common
Larry J. Stinson	0		--	Common
Dwayne Deslatte 835 Greens Parkway, Suite 150 Houston, TX 77067	3,333		*	Common
SE, LLC	13,763,390		46.8%	Common
John Thomas Financial, Inc. 14 Wall Street, 5th Floor New York, NY 10005	4,000,000	(4)	13.2%	Common
All officers and directors as a group (4 persons)	13,866,723		47.2%	Common

* Less than 1%

(1)              Except as otherwise indicated, the address of each beneficial owner is c/o  Mac Filmworks, Inc, 75 Franklin Street, 2nd Floor, New York, NY 10013.

(2)               Applicable percentage ownership is based on 29,394,191 shares of common stock outstanding as of September 25, 2008, together with securities exercisable or convertible into shares of common stock within 60 days of September 25, 2008 for each stockholder.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently exercisable or exercisable within 60 days of September 25, 2008 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3) Includes 13,763,390 shares beneficially owned by SE, LLC, an entity owned by Philmore Anderson IV.

(4) Includes shares of common stock underlying warrants with an exercise price of $1.30.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

                  Section 16(a) of the Securities Exchange Act of 1934, as amended, requires officers, directors and beneficial owners of more than 10% of the Company's shares to file reports with the SEC and submit those reports to the Company. Based solely on a review of the reports and representations furnished to the Company during the last fiscal year by such persons, the Company believes that each of these persons is in compliance with all applicable filing requirements, except that Mr. Deslatte did not file his Form 3 upon becoming the Company’s sole officer and director.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed in its behalf by the undersigned, thereunto duly authorized

MAC FILMWORKS, INC. By Order of the Board of Directors

Dated: September 26, 2008	By:	/s/ Philmore Anderson IV
Philmore Anderson IV
Chief Executive Officer